Exhibit 99.1

SUNTECH RECEIVES NYSE NOTICE REGARDING 2012 ANNUAL REPORT

WUXI, China, May 14, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest producers of solar panels, today announced that it has received a notification from the New York Stock Exchange (the “NYSE”) that it has failed to timely file its Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”). The Company had previously announced on May 1, 2013 that it required additional time to complete its 2012 Annual Report and will delay the filing beyond the deadline of April 30, 2013. The Company is working diligently to complete these assessments and file restated financials for 2010 and 2011, as well as the 2012 Annual Report, as soon as practicable.

The NYSE has indicated that it will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from its due date. If the Company fails to file its annual report within six months from the filing due date, the NYSE may allow the Company’s securities to trade for up to an additional six months.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about our people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “plans to”, “expects to,” “anticipates,” “future,” “intends to,” “optimistic,” “plans,” “believes,” “considers” and similar statements and includes timing to file restated consolidated financial statements for 2010 and 2011 and its 2012 annual report on Form 20-F. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward- looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Ryan Ulrich
Communications Manager
Email: ryan.ulrich@suntech-power.com
Phone: +86 510 8531 8654

SOURCE Suntech Power Holdings Co., Ltd.